Exhibit 21.1

List of Subsidiaries

 The Company has the following subsidiaries:

•	Goodwill Rich International Limited, a Hong Kong company

•	Dalian Fusheng Consulting Co. Ltd., a PRC company

In addition, the Company’s operations in China are conducted through VIE (variable interest entity), Dalian Xingyuan Marine Bunker Company, Ltd. and its three subsidiaries:

•	Donggang Xingyuan Marine Fuel Company, Ltd. located in Dandong City, Liaoning Province, and established in April 2008 under the laws of the PRC).

•	Xiangshan Yongshi Nanlian Petrol Company, Ltd. (located in Xiangshan City, Zhengjiang Province, and established in May 1997 under the laws of the PRC).

•	Rongcheng Xinfa Petrol Company, Ltd. (located in Rongcheng City, Shandong Province, and established in September 2007 under the laws of the PRC).